Amended and Restated
MDS Inc. Stock Option Plan
November 15, 2006
Approved by Shareholders on March 8, 2007

ARTICLE 1

PURPOSE OF THE PLAN

1.1  The Company hereby establishes a stock option plan to be known as the MDS Inc. Stock Option Plan.

1.2  The purpose of the Plan is to recognize the ability and effort of certain full-time and part-time employees of the Company and other persons who provide services to the Company on an ongoing basis which have materially contributed to the success of the Company, to provide an incentive to certain key employees and other persons providing services to the Company to achieve the long term objectives of the Company, and to attract and motivate such persons of experience and ability by providing them with equity participation in the Company.

ARTICLE 2

DEFINITIONS

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following capitalized words shall have the following meaning:

(a)	“Affiliate” has the meaning ascribed to that word in the Ontario Securities Act (as amended);

(b)	“Associate” where used to indicate a relationship with any person or company, means:

(i)
any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding,

(ii)	any partner of that person or company,

(iii)	any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity,

(iv)	any relative of that person who resides in the same home as that person,

(v)	any person who resides in the same home as that person and to whom that person is married or with whom that person is living in a conjugal relationship outside marriage, or

(vi)	any relative of a person mentioned in clause (v) who has the same home as that person.

(c)	“Board of Directors” means the board of directors of the Company.

(d)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(e)
“Committee” means the Human Resources and Compensation Committee or such other committee of individuals appointed by the Board of Directors from time to time responsible for, inter alia, the granting of options and/or rights hereunder, the administration of the Plan and for determining in their sole discretion whether a Participant is entitled to purchase Shares pursuant to options granted under this Plan.

(f)	“Company” means MDS Inc. or any successor.

(g)	“Date of Grant” means the date of the grant of options as set out in the notice of the grant given to a Participant pursuant to section 3.3 hereof.

(h)	“Exercise Date” means the date on which a Participant provides due notice of an exercise of an option to the Company or its designate.

(i)
“Exercise Price” means, with respect to each Share, the closing price of the Shares traded (excluding odd lot transactions) on the trading day immediately preceding the Date of Grant on, at the discretion of the Committee, either:

(i)	the Toronto Stock Exchange; or

(ii)	the New York Stock Exchange,

but in any event shall not be less than the closing price on the relevant exchange on the Date of Grant; for the purpose of this definition, the expression “trading day” means a day on which the Toronto Stock Exchange or the New York Stock Exchange, as applicable, is open for business and on which at least one board lot is traded.

(j)	“Incentive Stock Option” means an option granted hereunder that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422 (b) of the Code.

(k)	“Insider” means:

(a)	every director and senior officer of the Company;

(b)	every director or senior officer of a company that is itself an Insider or subsidiary of the Company, but only if such director or officer:

(i)	in the ordinary course receives or has access to information such as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)	is a director of senior officer of a “major subsidiary” of the Company; or

(iii)	is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 per cent of the voting rights attached to all voting securities of the Company for the time being outstanding other than voting securities held by the person or company as underwriter in the course of a distribution;

(d)	the Company where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities; and

(e)	the Affiliates and Associates of Insiders:

For the purposes of this definition, the term “major subsidiary” has the meaning ascribed to that term in National Instrument 55-101 - Exemptions From Certain Insider Reporting Requirements of the Canadian Securities Administrators.

(l)
“Option Period” means with respect to the right of a Participant to acquire Shares, the period commencing on the Date of Grant relating to such right and terminating on the earlier of the date established by the Committee, or the date of termination of employment or termination of services of a Participant, as the case may be (unless extended at the sole discretion of the Committee, giving consideration to the requirements of the Code with respect to rights to acquire Shares pursuant to Incentive Stock Options, and subject to the approval of the Toronto Stock Exchange), provided in no event shall such option period extend beyond the tenth anniversary of the Date of Grant.

(m)
“Participants” means employees and/or officers employed on a full or part-time basis by the Company (or an Affiliate thereof), and such other persons providing services to or on behalf of the Company on an ongoing basis, other than non-employee directors of the Company, as may be designated from time to time by the Committee as eligible for participation hereunder.

(n)	“Person” includes an individual, partnership, association, and body corporate.

(o)	“Plan” means this MDS Inc. Stock Option Plan, as amended from time to time.

(p)	“Shares” means the common shares in the capital of the Company.

Words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders.

ARTICLE 3

GRANTS TO PARTICIPANTS

3.1  The Committee, may at any time, and from time to time, grant to Participants the non-transferable option to purchase a specified maximum number of Shares at the Exercise Price and upon the terms set out in section 3.4 hereof.

3.2  Notwithstanding the provisions of section 3.1 and provided the Participant’s right to acquire Shares is not pursuant to an Incentive Stock Option, a Participant may elect to hold or transfer any right to acquire Shares granted hereunder to such Participant’s registered retirement savings plan or to a trust or personal holding company, provided such trust or holding company is at all times, while such rights remain outstanding, controlled by the Participant. To the extent the Participant elects to hold or transfer any rights to acquire Shares hereunder to a trust or personal holding company, such Participant undertakes to advise the Company of any change in control of the trust or personal holding company and to transfer back to the Participant any outstanding rights then held by such trust or company upon the occurrence of such change of control.

3.3  Notice of the grant of such right to purchase Shares shall be given promptly to each Participant.

3.4  Subject to section 6.4:

(a)
an option granted to a Participant hereunder shall vest and become exercisable at such times, and in such proportions during the Option Period as are specified in the notice of grant given to such Participant pursuant to Section 3.3 hereof; and

(b)	the Committee may vary the vesting period on an individual basis and in such circumstances as it deems appropriate from time to time.

3.5
(a)	A Participant shall exercise his right to purchase Shares by signing and delivering to the Company a subscription to purchase such Shares in such form as the Committee may prescribe from time to time.

(b)	Payment for Shares purchased upon the exercise of an option shall be made on the effective date of such exercise either:

(i)	in cash, by certified cheque, bank draft or wire transfer in the amount of the aggregate Exercise Price; or

(ii)
the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an option by irrevocably authorizing a third party to sell Shares (or a sufficient portion of the Shares acquired upon exercise of the option) and remit to the Company a sufficient portion of the sale proceeds to pay the aggregate Exercise Price and any tax withholding resulting from such exercise.

ARTICLE 4

TERMINATION OF RIGHTS

Subject to the terms, conditions and provisions of any notice of grant given to a Participant hereunder, any change of control policy applicable to a Participant, or any term, condition or provision of any employment agreement entered between a Participant and the Company, any options to acquire Shares granted hereunder shall terminate in accordance with sections 4.1, 4.2, 4.3, 4.4, and 4.5, unless extended for a Participant at the sole discretion of the Committee, and, if required, subject to the prior approval of the Toronto Stock Exchange, provided such period does not extend beyond the tenth anniversary of the Date of the Grant.

4.1  Upon voluntary termination of employment or voluntary termination of services of a Participant any unvested portion of any options held by such Participant, and any unexercised portion of any vested options held by such Participant, shall cease and be null and void on the date of such termination.

4.2  Upon a termination of employment or termination of services of a Participant by the Company with cause:

(a)	any unvested portion of any options held by such Participant; together with

(b)	any unexercised portion of any vested options held by such Participant,

shall cease and be null and void. For purposes of clarity, such termination of employment or termination of services, as applicable, occurs on the date the Participant ceases to perform services for the Company without regard to whether the Participant was provided with advance notice of termination or thereafter received any compensatory payments or salary continuance, in lieu of termination, from the Company.

4.3  Upon notice of termination of employment or notice of termination of services of a Participant by the Company without cause, all outstanding options granted to the Participant shall continue to vest for a period of ninety (90) days from the Termination Date (as herewith defined) and except as provided herein, all vested options must be exercised by a Participant no later than the last day of such ninety (90) day period, following which all options held by such Participant shall cease and be null and void. In no event may options be exercised following the last day of the original term of the grant. “Termination Date” herein means the last statutory day of employment as stipulated in the notice of termination from the Company to the Participant.

4.4  Upon retirement of a Participant, unexercised options shall, subject to any required Toronto Stock Exchange approval, continue to vest and be exercisable in accordance with the terms of the Retirement Policy that is in effect at the date of such retirement (provided that the term of any such unexercised option shall not thereby be extended). “Retirement Policy” herein means the policy that has been approved by the Committee describing the treatment of unvested and unexercised options following a Participant’s retirement from the Company.

4.5  Upon death of a Participant:

(a)	any portion of any options which have not vested in accordance with the provisions of section 3.4 of the Plan shall immediately vest;

(b)
any unexercised portion of any vested options outstanding (including those vested pursuant to subsection 4.5(a)) shall remain in full force and effect for a period of six (6) months from the date of death (provided such period does not extend beyond the original Option Period), at which time such options, unless fully exercised, shall cease and be null and void.

ARTICLE 5

CLASSIFICATION AND MAXIMUM SHARE LIMIT

5.1  Subject to the provisions of section 6.3, the Company will reserve for the purposes of this Plan, no more than a fixed number of Shares equal to 12,000,000 Shares.

5.2  Anything in this Plan to the contrary notwithstanding,

(a)
the maximum number of Shares that may be reserved for issuance to Insiders of the Corporation under this Plan, when taken together with the number of shares reserved for issuance to such Insiders under the Corporation’s other previously established or proposed stock option plans, shall not exceed 10% of the issued and outstanding Shares from time to time;

(b)
the maximum number of Shares which may be issued to Insiders of the Corporation under this Plan within any one-year period, when taken together with the number of shares issued to such Insiders under the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares from time to time and, in the case of any one Insider, shall not exceed 5% of the issued and outstanding Shares from time to time.

ARTICLE 6

OTHER CONDITIONS

6.1  Subject to section 3.2, the rights granted to a Participant to purchase Shares under this Plan shall not be assignable or transferable by the Participant.

6.2  This Plan shall not give any Participant the right to be employed by or to continue to be employed by the Company or to provide or to continue to provide services to the Company.

6.3  Appropriate adjustments in the number of Shares subject to this Plan, and, as regards options granted, in the number of Shares which may be purchased thereto and in the Exercise Price of options granted hereunder, will be made by the Committee to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the share capital of the Company. The Committee shall give notice to Participants who have outstanding options under the Plan designating such adjustments whereupon this Plan shall, without further act or formality, be amended accordingly. Any adjustments taken by the Committee under this section 6.3 shall be final and binding for all purposes of this Plan.

6.4

(a)
Notwithstanding any discretion of the Committee hereunder to determine the time or times when, and the manner in which, each option granted hereunder shall be exercisable but subject to section 6.4(b), and subject to the terms, conditions and provisions of any notice of grant given to a Participant hereunder, any change of control policy applicable to a Participant or any term, condition or provision of any employment agreement entered into between a Participant and the Company, all of the Shares under options granted to Participants shall vest immediately prior to the occurrence of any transactions in or pursuant to which, directly or indirectly:

(i)
the Company consolidates or merges with or into, amalgamates with or into or enters into a statutory arrangement with any other Person (other than a wholly-owned subsidiary of the Company) and, in connection therewith, all of the outstanding Shares will be changed in any way, reclassified or converted into or exchanged, redeemed or otherwise acquired for shares or other securities of the Company or of any other Person or Persons or cash or other property; or

(ii)
the Company sells, assigns or otherwise transfers all or substantially all of the assets and undertaking of the Company to any Person or Persons (other than to a wholly-owned subsidiary of the Company); or

(iii)
any Person, or any group of two or more Persons acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of securities of the Company representing, or acquires the right to control or direct, securities representing, 50% or more of the combined voting power of the Company, in any manner whatsoever, including, without limitation, as a result of a take-over bid or an amalgamation or arrangement of the Company with any other entity or any other business combination or reorganization, other than any of the following Persons (each of whom is hereinafter referred to as an “Exempt Purchaser”):

(A)	any subsidiary of the Company;

(B)
any employee benefit plan, or trust for the benefit of employees of the Company or any subsidiary of the Company or any person organized, appointed or established by the Company or a subsidiary of the Company for or pursuant to the terms of any such plan or trust; or

(C)
any Person who becomes the beneficial owner of fifty per cent (50%) or more of the outstanding voting shares of the Company as a result of an acquisition or redemption by the Company of voting shares of the Company which, by reducing the number of voting shares outstanding, increases the proportionate number of voting shares beneficially owned by such Person to 50% or more of the voting shares of the Company then outstanding;

provided however that if a Person is an Exempt Purchaser as a result of an event referred to in this section 6.4(a) and, after such event that Person becomes the beneficial owner of any additional voting shares of the Company, other than the acquisition of any Shares as a result of a subdivision or stock dividend of Shares as contemplated in section 6.3, then as of the date of such acquisition such Person will no longer be considered to be an Exempt Purchaser for the purposes of this section 6.4(a); or

(iv)	the Board of Directors of the Company passes a resolution to the effect that, for purposes of all the options granted hereunder, an event set forth in section 6.4(a)(i), (ii) or (iii) has occurred.

(b)
The immediate vesting of Shares under options granted to Participants hereunder (the “MDS Options”) in the circumstances described in section 6.4(a) shall not apply prior to the occurrence of any transaction in or pursuant to which, directly or indirectly, the Company merges with or into, amalgamates with or into or enters into a statutory arrangement with any other Person if, in connection therewith:

(i)
all of the outstanding Shares will be converted into, exchanged or otherwise acquired for shares (and, for greater certainty, not for cash or other property) of the entity resulting from such merger, amalgamation or statutory arrangement or of such other Person (the “Replacement Shares”), which shares are listed for trading or are quoted on a recognized stock exchange or quotation system; and

(ii)
all unexercised MDS Options will be terminated or otherwise cancelled and each holder of MDS Options will be entitled to receive, in lieu thereof, options to acquire Replacement Shares (the “Replacement Options”) on the basis that such Replacement Options will be of value at least as favourable as the MDS Options, taking into account the expected values, the vesting, expiry dates and aggregate exercise prices of each grant of MDS Options and the Replacement Options. In determining value, the Company shall retain an independent compensation consulting firm to determine and attest to the value of each grant of MDS Options and the Replacement Options.

ARTICLE 7

INCENTIVE STOCK OPTIONS

7.1  The maximum number of Shares that may be issued by options intended to be Incentive Stock Options under this Plan shall be no more than 12,000,000 Shares.

7.2  Contrary provisions in this Plan notwithstanding, for purposes of insuring that options intended to be granted and qualified as Incentive Stock Options under this Plan, are granted and do so qualify, the following provisions shall apply and shall supersede and replace any contrary provisions of this Plan:

(a)
The “Exercise Price” for Incentive Stock Options shall not be less than 100% of the Fair Market Value of a Share as of the Date of Grant (or less than 110% of the Fair Market Value of a Share as of the Date of Grant in the case of Participants owning 10% of the voting stock of the Company).

(b)
Incentive Stock Options may not be exercisable for a period of more than ten years from the Date of Grant (or five years from the Date of Grant in the case of Eligible Employees owning 10% of the voting stock of the Company).

(c)	Incentive Stock Options shall only be granted to Eligible Employees of the Company or Related Companies.

(d)
The aggregate Fair Market Value of Shares, as determined as of the Date of Grant, that may be purchased for the first time in any calendar year may not exceed $100,000. To the extent this limit is exceeded, the excess Shares shall be treated as if they were acquired pursuant to an option not qualifying as an Incentive Stock Option.

(e)
Notice of the grant of an Incentive Stock Option shall be given promptly to the respective Eligible Employee and shall be accompanied by a copy of the Plan and an Incentive Stock Option Agreement, which the Eligible Employee shall sign to acknowledge his or her agreement to be bound by the terms hereof and thereof.

7.3  For purposes of this Article 7, the following definitions shall apply and, to the extent required, shall modify (for purposes of applying the provisions of this Article) any similar definitions having contrary meanings:

(a)	“Eligible Employee” means a Participant who is an employee of the Company or a Related Company.

(b)	“Fair Market Value” means the “Exercise Price” as defined in section (g) of this Plan.

(c)
“Related Company” or “Related Companies” means (i) any corporation, partnership, joint venture or other entity during any period in which it owns, directly or indirectly, at least 50% of the voting power of all classes of stock of the Company (or successor to the Company) entitled to vote; and (ii) any corporation, partnership, joint venture or other entity during any period in which at least 50% voting or profits interest is owned, directly or indirectly, by the Company, by any entity that is a successor to the Company, or by any entity that is a Related Company by reason of clause (i) next above.

ARTICLE 8

APPLICABLE LAW

8.1  This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 9

ADMINISTRATION, AMENDMENTS OR TERMINATIONS

9.1  This Plan shall be administered by the Committee, which Committee shall have full and final discretion to interpret the provisions of this Plan. Subject to section 9.2, all interpretations made by the Committee shall be binding and conclusive on the Participants and the Company.

9.2  The Board of Directors may, from time to time, and at any time, without the approval of the Company’s shareholders, amend, delete or waive any provisions of this Plan or amend the terms of any option granted under this Plan (collectively herein referred to as an “Amendment’) to implement Amendments which, without limitation, have the effect of:

(a)	reducing the number of securities issuable under the Plan;

(b)	increasing or decreasing the maximum number of Shares any single Participant is entitled to receive under the Plan;

(c)
amending the method of determining the Exercise Price for Shares under grants made pursuant to the Plan, it being understood that the Exercise Price shall not in any case be lower than the “market price” of a Share, as that term is interpreted and applied by the Toronto Stock Exchange;

(d)	amending the vesting provisions applicable to any outstanding grant of options;

(e)	amending the termination rights of a Participant under Article 4 hereof;

(f)	amending the provisions of the Plan pertaining to the assignability of grants required for estate planning purposes;

(g)	implementing changes of a stylistic, technical or “housekeeping” nature to the Plan, or any grant made thereunder; and

(h)	adding and/or amending any form of financial assistance provision to the Plan,

provided however that:

(i)
no such Amendment may adversely affect the rights of any Participant under this Plan (including those rights under Article 6 of this Plan) under any options outstanding (whether vested or unvested) without the prior consent of such Participant; and

(j)	the prior approval of the shareholders shall be required to:

(A)	extend the term of any option granted under the Plan beyond its original expiry date;

(B)	increase the number of Shares issuable under this Plan; r

(C)	reduce the exercise price of or cancel and reissue outstanding options;

(D)	allow non-employee (independent) directors of the Company to become Participants; or

(E)	amend the provisions related to the assignability or transferability of grants, other than for normal estate planning purposes.

9.3  The Committee may also terminate this Plan at any time (the effect of such termination being that no further options may be granted under this Plan after such termination) provided that no such termination may adversely affect the rights of any Participant under this Plan (including those rights under Article 6 of this Plan) or under any options outstanding (whether vested or unvested) without the express prior consent of such affected Participant.

ARTICLE 10

NOTICES

10.1  Any notice, payment, request or demand (herein collectively called a “Notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given if delivered to the Company or to the Participant, as the case may be, or sent by prepaid registered mail, addressed, in the case of any Notice to the Company to The Secretary, MDS Inc., 100 International Blvd., Toronto, Ontario, M9W 6J6, and in the case of the Participant, to such Participant at the address set forth in the Participant register of the Company; provided that the Company and/or the Participant may by Notice in writing change its or the Participant’s address to a different address stipulated in the Notice. Any Notice delivered by hand shall be considered to have been given on the date of delivery. Any Notice mailed as aforesaid shall be deemed to have been given on the seventh business day following the date of such mailing; provided that in the event of a disruption in postal service any Notice so mailed shall be deemed to have been given on the third business day following the resumption of regular postal service.

10.2  By acceptance of any grant of stock options made under this Plan, each Participant hereby consents and agrees:

(a)	to the electronic delivery of any Plan documents, proxy materials, annual reports and other related documents;

(b)
to the Company establishing procedures for an electronic signature system for the delivery and acceptance of Plan documents, including without limitation, any subscription agreement prescribed by the Committee pursuant to section 3.5 hereof, and Participant agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature; and

(c)	that any such procedures and delivery may be effected by a third party engaged by the Company to provide administrative services related to the Plan, including any program adopted under the Plan.